Exhibit 99.1

InMode Reports Second Quarter 2025 Financial Results: Quarterly Revenue of $95.6 Million,
80% Gross Margins

YOKNEAM, Israel, July 30, 2025 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights:

●	Quarterly GAAP revenues of $95.6 million, compared to $86.4 million in the second quarter of 2024.
●	Quarterly revenues from consumables and service of $19.8 million, a decrease of 6% compared to the second quarter of 2024.
●	GAAP operating income of $22.9 million, *non-GAAP operating income of $26.3 million.
●	Total cash position of $510.7 million as of June 30, 2025, including cash and cash equivalents, marketable securities and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2025	Q2 2024
Revenues	$95,602	$86,449
Gross Margins	80%	80%
Net Income	$26,742	$23,818
Earnings per Diluted Share	$0.42	$0.28
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2025	Q2 2024
Gross Margins	80%	81%
Net Income	$30,139	$28,976
Earnings per Diluted Share	$0.47	$0.34

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“The second quarter reflects the broader trends we’ve seen in recent months, with persistent external headwinds, including ongoing macroeconomic uncertainty and a more cautious consumer behavior,” said Moshe Mizrahy, Chief Executive Officer of InMode. “While these factors have impacted our results, we remain disciplined in our execution and committed to investing in the capabilities and growth drivers that will enable us to emerge stronger and deliver sustainable long-term value.

“Although broader economic challenges in the U.S. impacted our overall performance this quarter, our international business provided a certain offset. Once again, sales generated from Europe reached a record high in the second quarter,” Mizrahy concluded.

Yair Malca, Chief Financial Officer of InMode, added, “Our strong balance sheet is a key asset in these uncertain times, giving us the flexibility to retain top talent, expand globally, and continue leading the industry with cutting-edge technologies. Finally, assuming U.S. tariffs remain at their current level of 10%, we expect gross margins to be impacted by approximately 2% to 3%. We continue to evaluate options to mitigate the effects of these tariffs,” Malca concluded.

Second Quarter 2025 Financial Results

Total revenues for the second quarter of 2025 were $95.6 million.  In the second quarter of 2024, revenues were $86.4 million, excluding $16.2 million in pre-orders for new platforms which had not yet been delivered by quarter-end.

GAAP gross margin for the second quarter remained steady at 80%, consistent with the second quarter of 2024. *On a non-GAAP basis, gross margin was 80%, compared to 81% last year.

GAAP operating margin for the second quarter of 2025 was 24%, compared to 21% in the second quarter of 2024. *Non-GAAP operating margin for the second quarter of 2025 was 28% compared to 27% for the second quarter of 2024.

InMode reported GAAP net income of $26.7 million, or $0.42 per diluted share, in the second quarter of 2025, compared to $23.8 million, or $0.28 per diluted share, in the second quarter of 2024. On a *non-GAAP basis, InMode reported net income of $30.1 million, or $0.47 per diluted share, in the second quarter of 2025, compared to $29.0 million, or $0.34 per diluted share, in the second quarter of 2024.

As of June 30, 2025, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $510.7 million.

2025 Financial Outlook

Management provided an outlook for the full year of 2025 ending December 31, 2025. Based on our current estimates, management expects:

●	Revenues between $365 to $375 million, compared to prior guidance of $395 million to $405 million
●	*Non-GAAP gross margin remains the same as in previous guidance between 78% and 80%
●	*Non-GAAP income from operations to be between $93 million and $98 million, compared to previous guidance of $101 million to $106 million
●	*Non-GAAP earnings per diluted share between $1.55 to $1.59, compared to previous guidance of $1.64 to $1.68

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

The Current Situation in Israel

Regarding the current situation in Israel, the conflict in the region remains volatile. A ceasefire between Israel and Hamas began in January 2025 but collapsed in March. On June 13, Israel launched a pre-emptive strike on Iran, prompting retaliatory missile and drone attacks. A ceasefire between Israel and Iran was reached on June 23, though its durability remains uncertain. The scope and severity of ongoing conflicts in Gaza, Northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate further. To date, our operations have not been materially affected. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer will host a conference call today, July 30, 2025, at 8:30 a.m. Eastern Time to discuss the second quarter 2025 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10201337/ff895a1432.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=LXTC7h0D
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from July 30, 2025, at 12 p.m. Eastern Time to August 13, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 1-855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 4085483

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2025 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 4, 2025, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
REVENUES	95,602	86,449	173,476	166,733
COST OF REVENUES	19,152	17,116	36,115	33,481
GROSS PROFIT	76,450	69,333	137,361	133,252
OPERATING EXPENSES:
Research and development	3,372	3,698	6,267	7,216
Sales and marketing	47,474	45,055	87,201	84,850
General and administrative	2,723	2,266	5,394	4,780
TOTAL OPERATING EXPENSES	53,569	51,019	98,862	96,846
OPERATIONS INCOME	22,881	18,314	38,499	36,406
Finance income, net	8,062	8,690	14,921	16,674
INCOME BEFORE INCOME TAXES	30,943	27,004	53,420	53,080
INCOME TAXES	4,201	3,186	8,477	5,566
NET INCOME	26,742	23,818	44,943	47,514

EARNINGS PER SHARE:
Basic	0.42	0.28	0.68	0.56
Diluted	0.42	0.28	0.68	0.55
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,252	83,878	65,982	84,205
Diluted	63,637	85,890	66,540	86,520

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2025	December 31, 2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	216,237	155,329
Marketable securities	183,388	267,688
Short-term bank deposits	111,058	173,455
Accounts receivable, net of allowance for credit losses	35,654	36,335
Prepaid expense and other receivables	24,334	22,097
Inventories	68,110	59,548
TOTAL CURRENT ASSETS	638,781	714,452
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	2,545	3,176
Deferred income tax asset	54,763	56,285
Operating lease right-of-use assets	9,299	8,732
Property and equipment, net	2,260	2,322
Other investments	700	700
TOTAL NON-CURRENT ASSETS	69,567	71,215
TOTAL ASSETS	708,348	785,667
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	17,482	13,782
Contract liabilities	12,996	16,755
Other liabilities	36,056	39,314
TOTAL CURRENT LIABILITIES	66,534	69,851
NON-CURRENT LIABILITIES:
Contract liabilities	3,355	3,336
Other liabilities	3,919	3,356
Operating lease liabilities	6,103	5,311
TOTAL NON-CURRENT LIABILITIES	13,377	12,003
TOTAL LIABILITIES	79,911	81,854

TOTAL SHAREHOLDERS’ EQUITY	628,437	703,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	708,348	785,667

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	26,742	23,818	44,943	47,514
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	191	177	365	342
Share-based compensation expenses	3,418	5,158	5,936	9,141
Change in allowance for credit losses of trade receivable	147	97	53	284
Loss on marketable securities, net	5	112	3	141
Finance income, net	(313)	(5,040)	(1,887)	(9,797)
Deferred income taxes	566	(56)	1,462	(93)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(3,285)	(4,814)	1,259	4,494
Decrease (increase) in other receivables	1,276	(4,048)	(2,256)	(6,717)
Increase in inventories	(4,329)	(1,025)	(8,562)	(7,532)
Increase in accounts payable	2,430	2,325	3,700	1,582
Increase (decrease) in other liabilities	127	2,241	(3,160)	(5,562)
Increase (decrease) in contract liabilities (current and non-current)	(2,903)	23,114	(3,740)	32,376
Net cash provided by operating activities	24,072	42,059	38,116	66,173
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(25,000)	(55,000)	(25,000)	(86,297)
Proceeds from short-term deposits	55,000	13,500	86,297	13,500
Purchase of fixed assets	(219)	(246)	(304)	(358)
Purchase of marketable securities	-	(64,129)	(20,877)	(185,693)
Proceeds from sale of marketable securities	-	33,910	3,003	47,375
Proceeds from maturity of marketable securities	41,875	89,690	104,022	181,808
Net cash provided by (used in) investing activities	71,656	17,725	147,141	(29,665)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(27,484)	(88,980)	(127,444)	(88,980)
Exercise of options	505	395	999	629
Net cash used in financing activities	(26,979)	(88,585)	(126,445)	(88,351)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,540	(132)	2,096	(571)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,289	(28,933)	60,908	(52,414)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	145,948	120,930	155,329	144,411
CASH AND CASH EQUIVALENTS AT END OF PERIOD	216,237	91,997	216,237	91,997

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,				Six months ended June 30,
	2025		2024		2025		2024
Revenues by Category:

Capital Equipment revenues - United States	40,653	42%	34,799	41%	70,195	40%	65,658	39%
Capital Equipment revenues - International	35,133	37%	30,606	35%	63,266	37%	57,529	35%
Total Capital Equipment revenues	75,786	79%	65,405	76%	133,461	77%	123,187	74%
Consumables and service revenues	19,816	21%	21,044	24%	40,015	23%	43,546	26%
Total Revenue	95,602	100%	86,449	100%	173,476	100%	166,733	100%

	Three months ended June 30,						Six months ended June 30,
	2025			2024			2025			2024
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	73	82	78	85	86	87	82	81	81	87	84	86
Hands-Free	4	2	3	11	4	7	3	2	3	9	3	6
Non-Invasive	23	16	19	4	10	6	15	17	16	4	13	8
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2025			Three months ended June 30, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	95,602	-	95,602	86,449	-	86,449
COST OF REVENUES	19,152	(334)	18,818	17,116	(471)	16,645
GROSS PROFIT	76,450	334	76,784	69,333	471	69,804
OPERATING EXPENSES:
Research and development	3,372	(287)	3,085	3,698	(559)	3,139
Sales and marketing	47,474	(2,529)	44,945	45,055	(3,824)	41,231
General and administrative	2,723	(268)	2,455	2,266	(304)	1,962
TOTAL OPERATING EXPENSES	53,569	(3,084)	50,485	51,019	(4,687)	46,332
OPERATIONS INCOME	22,881	3,418	26,299	18,314	5,158	23,472
Finance income, net	8,062	-	8,062	8,690	-	8,690
INCOME BEFORE INCOME TAXES	30,943	3,418	34,361	27,004	5,158	32,162
INCOME TAXES	4,201	21	4,222	3,186	-	3,186
NET INCOME	26,742	3,397	30,139	23,818	5,158	28,976

EARNINGS PER SHARE:
Basic	0.42		0.48	0.28		0.35
Diluted	0.42		0.47	0.28		0.34
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	63,252		63,252	83,878		83,878
Diluted	63,637		64,537	85,890		85,900

	Six months ended June 30, 2025			Six months ended June 30, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	173,476	-	173,476	166,733	-	166,733
COST OF REVENUES	36,115	(644)	35,471	33,481	(880)	32,601
GROSS PROFIT	137,361	644	138,005	133,252	880	134,132
OPERATING EXPENSES:
Research and development	6,267	(509)	5,758	7,216	(987)	6,229
Sales and marketing	87,201	(4,292)	82,909	84,850	(6,707)	78,143
General and administrative	5,394	(491)	4,903	4,780	(567)	4,213
TOTAL OPERATING EXPENSES	98,862	(5,292)	93,570	96,846	(8,261)	88,585
OPERATIONS INCOME	38,499	5,936	44,435	36,406	9,141	45,547
Finance income, net	14,921	-	14,921	16,674	-	16,674
INCOME BEFORE INCOME TAXES	53,420	5,936	59,356	53,080	9,141	62,221
INCOME TAXES	8,477	(655)	7,822	5,566	-	5,566
NET INCOME	44,943	6,591	51,534	47,514	9,141	56,655

EARNINGS PER SHARE:
Basic	0.68		0.78	0.56		0.67
Diluted	0.68		0.77	0.55		0.65
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	65,982		65,982	84,205		84,205
Diluted	66,540		67,052	86,520		86,531